Reply Attention of	Vikram Dhir	Clark Wilson LLP
Direct Tel.	604.891.7767	Barristers & Solicitors
EMail Address	vxd@cwilson.com	Patent & Trade-mark Agents
Our File No.	28313-0001 / CW3642056.1	800-885 W Georgia Street
		Vancouver, BC V6C 3H1
		Tel.	604.687.5700
		Fax	604.687.6314

August 23, 2010

BY EDGAR

United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Special Counsel

Dear Sirs:

Re:	CounterPath Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 13, 2010
File NO. 000-50346

     We are counsel to CounterPath Corporation (the “Company”). Thank you for your letter (the “Letter”) dated August 18, 2010 with respect to the Preliminary Proxy Statement (the “Proxy Statement”) on Schedule 14A filed by the Company. The following are the Company’s responses to your Letter and are presented in the same order as your comments.

Proposal 3, page 28

1.	Please include a discussion of the material features of the 2010 Stock Option Plan and provide the information specified in the new plan benefits table. To the extent material, discuss how the 2010 Stock Option Plan differs from the 2004 and 2005 Plans. Disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If not, please provide a representation to that effect. Disclose the number of shares of common stock that you will have available for issuance. We note that you will be permitted to issue up to 5,860,000 shares of common stock under the plan, but it is unclear whether any of these shares were previously issued under the 2004 Plan or 2005 Plan. Refer to Item 10 of Schedule 14A. For further guidance, see Interpretations 25-40 of the Compliance and Disclosure Interpretations of the Proxy Rules and Schedule 14A available on our website at http://www.sec.gov/interps/telephone/cftelinerps_proxyrules-sch14a.pdf.

The Company intends to include the following disclosure under the section of the Proxy Statement entitled “PROPOSAL 3 – APPROVAL OF CONSOLIDATION OF 2004 STOCK OPTION PLAN AND OUR 2005 STOCK OPTION PLAN INTO ONE PLAN” on page 28:

www.cwilson.com

“The purpose of the 2010 Stock Option Plan will continue to be to retain the services of valued key employees, directors, officers and consultants and to encourage such persons with an increased initiative to make contributions to our company.

Except as disclosed below, the terms of the 2010 Stock Option Plan will be substantially similar to the terms of the 2004 Plan and the 2005 Plan:

(a)

the 2010 Stock Option Plan will permit a person to receive in a fiscal year options to purchase more than 5% of the outstanding shares of our common stock subject to the approval of the plan administrator and disinterested shareholders. Under the 2004 Plan this was not permissible; and under the 2005 Plan this was permissible subject only to the approval of the plan administrator;

(b)

under the 2010 Stock Option Plan and the 2005 Plan, non-qualified stock options may be granted to eligible employees, consultants and such other persons who are not eligible employees as the plan administrator selects, subject to applicable laws. Under the 2004 Plan, non-qualified stock options may be granted to eligible employees, consultants and such other persons, other than directors subject to tax in the United States, who are not eligible employees as the plan administrator selects, subject to applicable laws; and

(c)

we will be permitted to issue up to 5,860,000 shares of our common stock under the 2010 Stock Option Plan (being the sum of the shares of common stock issuable under the 2004 Plan and the 2005 Plan). There will be 1,242,293 underlying shares of our common stock remaining and available to be issued under the 2010 Stock Option Plan, being the sum of the shares of our common stock remaining under the 2004 Plan and the 2005 Plan as of April 30, 2010. For information regarding the 2004 Plan and the 2005 Plan, see the section of this proxy statement entitled “Equity Compensation Plan Information”.

The following is a summary of the principal terms of the 2010 Stock Option Plan and is qualified in its entirety by reference to the text of the 2010 Stock Option Plan, a copy of which is attached hereto as Exhibit B. The effective date of the 2010 Stock Option Plan will be determined upon receipt of approval of the 2010 Stock Option Plan by our stockholders at the Meeting.

We will be permitted to issue up to 5,860,000 shares of our common stock under the 2010 Stock Option Plan. Incentive stock options may be granted to any individual who, at the time the stock option is granted, is an employee of our company or any related company (as defined in the 2010 Stock Option Plan). Non-qualified stock options may be granted to employees of our company or any related company and to such other persons who are not employees as the board of directors shall select, subject to applicable laws. Unless approved by the plan administrator and disinterested shareholders, no person shall be eligible to receive in any fiscal year options to purchase more than 5% of the outstanding shares of our common stock.

Each stock option shall be designated in the written stock option agreement as either an incentive stock option or a nonqualified stock option. However, notwithstanding such designations, to the extent that the aggregate fair market value of the shares underlying incentive stock options are exercisable for the first time by any optionee during any calendar year in excess of $100,000, such excess shall be treated as nonqualified stock options.

The 2010 Stock Option Plan will be administered by the Board (the plan administrator), except that the Board may, at its discretion, establish a committee composed of two or more members of our company’s board of directors or two or more other persons to administer the 2010 Stock Option Plan. The plan administrator has the sole authority, in its absolute discretion, to:

(a)	construe and interpret the plan;

(b)	prescribe, amend and rescind the rules and regulations relating to the plan;

(c)	grant stock options under the plan;

(d)	determine the individuals to whom options shall be granted under the plan and whether the stock option is granted as an incentive stock option or a non-qualified stock option;

(e)	determine the time or times at which stock options shall be granted under the plan;

(f)

determine the number of shares of common stock subject to each stock option, the exercise price of each stock option, the duration of each stock option and the times at which each stock option shall become exercisable;

(g)	determine all other terms and conditions of the stock options; and

(h)	make all other determinations and interpretations necessary and advisable for the administration of the plan.

The exercise price for the shares of our common stock to be issued pursuant to exercise of a stock option will be determined by the plan administrator, but shall be subject to the following:

(a)	in the case of an incentive stock option granted to:

(i)

an employee who, at the time of the grant of such incentive stock option, owns stock representing more than 10% of the voting power of all classes of stock of our company, including any parent or subsidiary, the per share exercise price shall be no less than 110% of the fair market value per share on the date of grant;

	(ii)	any employee other than an employee described in the preceding paragraph, the per share exercise price shall be no less than 100% of the fair market value per share on the date of grant; and

(b)

in the case of a nonqualified stock option, the per share exercise price shall be determined by the administrator of the plan, but such price shall not be less than the closing trading price of the shares of our common stock on the OTC Bulletin Board, or such other stock exchange on which the shares of our common stock are listed and posted for trading, on the last trading day preceding the date on which the option is granted.

The term of a stock option shall be stated in the stock option agreement, provided, however, that the term shall be no more than ten years from the date of grant. However, in the case of an incentive stock option granted to an optionee who, at the time the stock option is granted, owns stock representing more than 10% of the voting power of all classes of stock of our company, including any parent or subsidiary, the term of the stock option shall be five years from the date of grant or such shorter term as may be provided in the stock option agreement.

The number of shares of common stock issuable under the plan, including the number of shares of common stock issuable under any outstanding stock options, is subject to adjustment in certain circumstances, including certain changes in our share capital.

Upon the exercise of any stock options granted under the plan, the aggregate exercise price shall be paid to our company in cash or by certified or cashier's check. In addition, if pre-approved in writing by the administrator of the plan, who may arbitrarily withhold consent, an optionee may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(a)

by delivering to our company shares of our common stock previously held by such optionee, or by our company withholding shares of our common stock otherwise deliverable pursuant to exercise of the option, which shares of our common stock received or withheld shall have a fair market value at the date of exercise (as determined by the Board) equal to the aggregate exercise price to be paid by the optionee upon such exercise; or

(b)	by complying with any other payment mechanism approved by the plan administrator at the time of exercise.

The vesting schedule for each option shall be specified by the plan administrator at the time of grant of the option, provided that if no vesting schedule is specified, the options shall vest as follows:

(a)	on the first anniversary of the grant as to 25% of the number of options granted;

(b)	on the second anniversary of the grant as to 25% of the number of options granted;

(c)	on the third anniversary of the grant as to 25% of the number of options granted; and

(d)	on the fourth anniversary of the grant as to 25% of the number of options granted.

Stock options that have vested as specified by the plan administrator or in accordance with the plan, shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

(a)	the expiration of the stock option, as designated by the plan administrator in accordance with the term of such stock option as set forth in the stock option agreement;

(b)	the date of an optionee’s termination of employment or contractual relationship with our company or any related company for cause (as determined in the sole discretion of the plan administrator);

(c)

the expiration of three months from the date of an optionee’s termination of employment or contractual relationship with our company or any related company for any reason whatsoever other than cause, death or disability; or

(d)	the expiration of one year from termination of an optionee’s employment or contractual relationship by reason of death or disability.

Upon the death of an optionee, any vested stock options held by the optionee shall be exercisable only by the person or persons to whom such optionee’s rights under such stock option shall pass by the optionee’s will or by the laws of descent and distribution of the optionee’s domicile at the time of death and only until such stock options terminate as provided above.

Unless accelerated in accordance with the plan, unvested stock options shall terminate immediately upon the optionee resigning from or our company terminating the optionee’s employment or contractual relationship with our company or any related company for any reason whatsoever, including death or disability.

A stock option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution, and may be exercised during the lifetime of the optionee only by the optionee.

Other than grants of stock options in the normal course of business, we do not presently have any plans to make grants under the 2010 Stock Option Plan nor are such grants determinable.”

Proposal 4, page 29

2.

We note that your Board of Directors is requesting stockholder approval of an increase in the number of shares reserved for issuance under the Deferred Share Unit Plan by 500,000 shares. Please disclose the number of shares under the plan that are: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved. Tell us whether you presently have any current plans, proposals or arrangements to issue any of the newly available authorized shares of common stock under the plan. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock. If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) of Schedule 14A.

The Company intends to include the following disclosure under the section of the Proxy Statement entitled “PROPOSAL 4 – APPROVAL OF INCREASE IN THE NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER THE DSUP BY 500,000 SHARES” on page 31:

“As of April 30, 2010, we had issued 520,161 deferred share units under the DSUP.

We do not have any plans, proposals or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock under the DSUP.”

Proposal 5, page 30

3.

Please tell us whether Proposal No. 5 is conditioned upon shareholder approval of Proposal No. 4. If so, please revise your disclosure in the proxy statement to reflect that Proposal No. 5 is conditioned upon shareholder approval of Proposal No. 4, such that Proposal No. 5 will not pass unless Proposal No. 4 does. Please also revise the proxy card to clearly indicate that Proposal No. 5 is cross-conditioned upon Proposal No. 4, if true.

Proposal No. 5 is not conditioned upon shareholder approval of Proposal No. 4.

Closing Comments

We enclose a statement from the Company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We look forward to any further comments you may have regarding the Proxy Statement or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7767.

Yours truly,

CLARK WILSON LLP

Per: /s/ Vikram Dhir

Vikram Dhir

VXD/vxd
Encl.

cc:   CounterPath Corporation
        Attn: Donovan Jones and David Karp